June 2, 2010
Via Edgar
Mr. Mark Webb, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens Republic Bancorp, Inc. (“Citizens”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-33063
Dear Mr. Webb:
I refer to the Staff’s comment letter dated May 19, 2010 to Citizens Republic Bancorp, Inc. and my telephone conversation with Justin Dobbie on June 1, 2010 regarding the due date for responding to the Staff’s comments. Citizens has requested an extension of the due date in order to have sufficient time for compilation and review internally and by Citizens’ advisers of the responses to the Staff’s comments. Citizens confirms that it intends to submit its responses to the Staff’s comments by June 11, 2010. Citizens appreciates your cooperation in extending the deadline for their response.
Please call me at (810-742-7080) should you have any questions or wish to discuss the timing of our responses to the Staff’s comment letter.
Very truly yours,
Joseph C. Czopek
Senior Vice President
Controller and Principal Accounting Officer